Financial Statements and Supplementary Information

Weitz Securities, Inc.
Year Ended December 31, 2023 with Report and Supplementary Report of Independent Registered Public Accounting Firm

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
35603

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Weitz Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1125 S 103rd St, Ste 200
(No. and Street)

Omaha (City) NE (State) 68124-1071 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shar Bennett (Name) 402-391-1980 (Area Code – Telephone Number) sbennett@weitzinvestments.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

700 Nicollet Mall, Ste 500 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, James J. Boyne, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Weitz Securities, Inc., as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

General Notary - State of Nebraska
JESSICA NAGENGAST
My Comm. Exp. Feb. 18, 2026.

Signature: [signature]

Title:
Vice President and Treasurer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Weitz Securities, Inc.

Financial Statements

Year Ended December 31, 2023

Contents

Ernst & Young LLP
700 Nicollet Mall
Suite 500
Minneapolis, MN 55402

Tel: +1 612 343 1000
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Weitz Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Weitz Securities, Inc., (the Company) as of December 31, 2023, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2004.

February 26, 2024

Weitz Securities, Inc.

Statement of Financial Condition

December 31, 2023

Assets		
Marketable securities (Note 1)	$	314,551
Prepaid expenses		28,542
Total assets	$	343,093
Liabilities and stockholder's equity		
Liabilities		
Due to affiliate (Note 3)	$	28,542
Common stock, $1.00 par value 10,000 shares authorized; 10,000 shares issued and outstanding		10,000
Additional paid-in capital		200,541
Retained earnings		103,991
Accumulated other comprehensive income (loss)		19
Total stockholder's equity		314,551
Total liabilities and stockholder's equity	$	343,093

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Statement of Income

Year Ended December 31, 2023

Revenues	
Investment income	$ 14,237
Total revenues	14,237
Expenses (Note 3)	
Compensation and related benefits	3,496,534
Technology, data and communication	505,741
Advertising and promotion	405,258
Occupancy	200,020
Fees paid to third party service providers	213,038
Legal and audit	44,610
Registration	32,410
Travel and entertainment	140,293
Insurance	13,899
Other	12,428
Total expenses	5,064,231
Expenses reimbursed by affiliate (Note 3)	(5,064,231)
Net expenses	-
Net income before unrealized gain/(loss)	14,237
Net unrealized gain/(loss) on marketable securities	624
Net income after unrealized gain/(loss)	$ 14,861

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2023

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholder's Equity
Balance, beginning of year	$ 10,000	$ 200,541	$ 89,754	$ (605)	$ 299,690
Net income	-	-	14,237	624	14,861
Balance, end of year	$ 10,000	$ 200,541	$ 103,991	$ 19	$ 314,551

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2023

Cash flows from operating activities		
Net income	$	14,861
Net unrealized (gain)/loss on marketable securities		(624)
(Increase) in prepaid expenses		(1,900)
Increase in due to affiliate		1,900
Net increase (decrease) from operating activities		14,237
Cash flows from investing activities		
Purchase of marketable securities		(14,237)
Net increase (decrease) in cash and cash equivalents		-
Cash and cash equivalents, beginning of year		-
Cash and cash equivalents, end of year	$	-

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Notes to Financial Statements

December 31, 2023

1. Nature of the Business and Significant Accounting Policies

Nature of Business
Weitz Securities, Inc. (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is subject to the examining authority of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority. The Company is the principal underwriter of the Weitz Funds, a family of mutual funds whose investment adviser is Weitz Investment Management, Inc. ("Weitz Inc.") an affiliate under common control with the Company. Since the Company's business is limited to the distribution of mutual funds, the Company claims exemption from SEC Rule 15c3-3, under paragraph k(1).

The following is a summary of significant accounting policies employed by the Company in the preparation of its financial statements:

Marketable Securities
At December 31, 2023, marketable securities were comprised entirely of 31,455 shares of the Weitz Ultra Short Government Fund. Weitz Inc. acts as investment adviser for this fund. This investment is further detailed below:

Amortized Cost	Gross Unrealized Gains	Fair Value
$314,532	$19	$314,551

Various inputs can be used in determining the value of the Company's financial instruments. The inputs used in determining the value of the Company's marketable securities are summarized in the following fair value hierarchy:

- Level 1 - quoted prices in active markets for identical securities;
- Level 2 - other significant observable inputs (including quoted prices for similar securities);
- Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not an indication of the risk associated with investing in those securities.

The Company considers its mutual fund investments to be Level 1 assets and they are valued at reported net asset value. There were no transfers into or out of Level 3 and there were no assets in which significant unobservable inputs (Level 3) were used during 2023.

Advertising and Promotion
The Company expenses all advertising and promotion costs as incurred.

Income Taxes
The sole shareholder of the Company has elected to have the Company taxed for Federal and Nebraska income tax purposes as an S corporation under Section 1361 of the Internal Revenue Code and a corresponding section of the state income tax code. Under these provisions, the stockholder's share of the Company's net income or loss for the year is reported on the stockholder's individual tax returns. Accordingly, no provision has been made in the accompanying financial statements for Federal or state income tax expense.

The Company has reviewed its tax positions taken on its income tax returns for each of the three open tax years and as of December 31, 2023 and has determined that no provision for income taxes is required in the financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $257,700, which was $252,700 in excess of its required net capital. At December 31, 2023, the Company's aggregate indebtedness percentage to net capital was 11.08%.

3. Related Party Transactions

The Company acts as principal underwriter of the Weitz Funds under a distribution agreement that provides for no compensation.

Direct and allocated expenses, including compensation, benefits and rent, related to the Company's operations, totaling $5,064,231 were paid by Weitz Inc. on behalf of the Company pursuant to an expense reimbursement agreement. At December 31, 2023, $28,542 of prepaid expenses were paid by Weitz Inc. on behalf of the Company and are included in "Due to affiliate" on the Statement of Financial Condition. The Company is economically dependent on Weitz Inc. continuing this practice of paying expenses of the Company. Weitz Inc. has represented that it will continue to support the operations of the Company.

4. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote. The Company is not aware of any unasserted claims or assessments, violations or possible violations of laws or regulations and no other liabilities or contingencies that would be required to be disclosed in the financial statements.

5. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company through February 26, 2024, the date the financial statements were available to be issued, and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

Weitz Securities, Inc.

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1

December 31, 2023

Total stockholder's equity from Statement of Financial Condition	$	314,551
Less non-allowable assets:		
Prepaid expenses		28,542
Less haircuts on securities, mutual fund		28,309
Net capital	$	257,700
Total aggregate indebtedness	$	28,542
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	252,700
Percentage of aggregate indebtedness to net capital		11.08%

There were no material differences between the audited Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 included in this report and the corresponding schedule included in the Company's unaudited December 31, 2023 Part IIA FOCUS filing dated January 12, 2024.

Weitz Securities, Inc.

Schedule II - Statement Regarding Rule 15c3-3 and Possession and Control

December 31, 2023

The Company is exempt from the computation of reserve and possession and control requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934.